SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated June 15, 2006, of Holding(s) in Company

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

Name of company

Scottish Power plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Global Investors, N.A.                     16,125,284
Barclays Capital Inc                                   847,402
Barclays Global Investors Japan Trust & Banking      1,731,926
Barclays Capital Securities Ltd                     18,530,942
Gerrard Ltd                                          1,780,617
Barclays Global Investors Ltd                       16,893,830
Barclays Life Assurance Co Ltd                       2,316,059
Barclays Trust Company Ltd                              49,463
Barclays Private Bank and Trust Ltd                      6,174
Barclays Global Investors Australia Ltd                542,206
Barclays Private Bank and Trust Ltd                      1,464
Barclays Global Fund Advisors                        4,453,502
Barclays Global Investors Canada Ltd                    95,915
Barclays Private Bank Ltd                                3,000
Barclays Global Investors Japan Ltd                    713,977

Total 64,091,761

5) Number of shares/amount of stock acquired

Not stated

6) Percentage of issued class

Not stated

7) Number of shares/amount of stock disposed

Not stated

8) Percentage of issued class

Not stated

9) Class of security

Ordinary 50p shares

10) Date of transaction

Not stated

11) Date company informed

15 June 2005

12) Total holding following this notification

64,091,761

13) Total percentage holding of issued class following this notification

4.31%

14) Any additional information

Previous holding 3.36%

15) Name of contact and telephone number for queries

Donald McPherson
Deputy Company Secretary

0141 566 4798

16) Name and signature of authorised company official responsible for making this notification

Donald McPherson

Date of notification 15 June 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: June 15, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary